Filed by Caremark Rx, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and Deemed

Filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Caremark Rx, Inc.

Commission File No.: 001-14200

Caremark/CVS

Bloomberg Television

November 2, 2006

7:30 a.m. ET

CBS ANCHOR: We’re broadcasting live from Bloomberg world headquarters in midtown Manhattan. We will chat with the CEOs of Caremark and CVS in a moment. First we go to Matt Nesto. Actually I understand that we’re going to go to the interview right away. Why not, it is a big deal, 21 billion dollars. We are joined in midtown Manhattan by the CEOs of both companies. We are joined by Mac Crawford, CEO of Caremark and CEO Tom Ryan, CEO of CVS. Gentlemen, thank you very much for joining us. We appreciate it. Talk to us about the impetus for this deal. The world of pharmacy retailers, Mr. Ryan, where a lot of them had PBM’s, Rite Aid, either they got rid of it or they had one in house, why do this deal?

THOMAS RYAN: Well Bryan, as you know we have a PBM and we did not get rid of ours, we actually grew ours and we found this is a great way to address the needs of payors and consumers. By merging these two companies together, we’re able to do that on a bigger platform and offer more plans, more marketing programs, more services, and more products to a wider array of payors.

CBS ANCHOR: What is the synergy? I understand that a lot of your business is people coming in to pick up prescription drugs and buy other items while in the store. How do you synergize this? Aren’t you in some ways dissuading people not to come into the store?

THOMAS RYAN: Well, no. At the end of the day, you have to give consumers what they want. People used to talk about that when we put drive-thrus in our stores, that we would keep people out of our store and that front-end sales would suffer, but you build loyalty with the consumer. This will give the consumer prescriptions how they want it, when they want it and where they want it. If they want to get it through mail, retail, or the internet, they can have their choice. This is all about choice and unprecedented and unparalleled access for the consumer.

CBS ANCHOR: Alright Mr. Crawford, why even do this deal? There has been talk about what Wal-Mart is doing with generics and maybe there are reporters out there saying maybe this deal was done because there is a margin squeeze and some drugs coming. Why sell the company to CVS?

EDWIN MAC CRAWFORD: Well, it’s not a sale of the company, it is a merger of the company. It is important to note that we’re putting two great companies together. And, you don’t do these kind of deals overnight, this has been done over the last year. Tom and I realized how much we both shared the same vision of where health care is going, our people share that vision. This is about putting together a game-changing company and business in an industry and pharmaceutical services area that needs to be done to address what the payors are looking for, which is not customer based, and what are the consumers are looking for. So, no, this is not at all overreaction to what someone else has done. This is putting together a company that is a result of shared visions that the two of us have had about where we need to go in this industry to deal with the consumer and to deal with the needs of that payor. It’s really going to be a very powerful business model.

THOMAS RYAN: I would just add that our competitors do promotions on a monthly and quarterly basis. The price promotions on generics that they will do at Wal-Mart had no play in this whatsoever.

CBS ANCHOR: Mr. Crawford, do you think that some of your competitors will follow this then? If you say it is as compelling as it is, do you see more consolidation or more deals like this coming down the pike?

EDWIN MAC CRAWFORD: Well, that is up to my competitors as to what they do and won’t speculate as to where they go. We just know the power of what we’ve got right here. It’s going to be a lot of fun between the next two, three years seeing what we can put together for the consumer and it’s really going to be a powerful business model for them.

CBS ANCHOR: Mr. Ryan, go back to just your core business, really the retailing of course the pharmaceutical business. How do you get customers in your stores? We talked about it and you mentioned drive-thrus and this mail order business but just getting people in the door against competitors like Wal-Mart who increasingly seem like they want to be getting in your space?

THOMAS RYAN: Sure, there are a lot of people competing for the retail drug customer. We position company on being the easiest pharmacy for customers to use. That includes convenience location, convenience of hours, convenience of parking, convenience of getting in and out of our stores. You may not know this Brian, but we serve over 5 million customers a day out of our stores and roughly 50% of the population lives within 2 miles of a CVS store in the markets we operate. We have 24-hour stores, extended hour stores. It is all about convenience in this marketplace and giving the consumer what they want. We think that we do a pretty good job of it. We think that this combination will make it better.

CBS ANCHOR: Why no premium on the price. Why no premium on the deal?

EDWIN MAC CRAWFORD: Again, it is a merger of equals. That is what a merger of equals is. It is about putting together long-term strategic companies with long-term strategic views and values, it is purely the reason it was structured this way, this is a blending together of two — blending together of two very strong businesses. It is important for people to understand. this is about creating value in the future for the consumer and — future for the consumer and translate intovalue for the shareholder.

CBS ANCHOR: We don’t see a lot of deals done without a premium.

THOMAS RYAN: Well, this is a merger. These are two large companies, successful in their own rights, both of our companies, this was not done out of weakness, this was done out of strength and this is the best time to combine two companies of this size. As Mac said, we have the vision of where pharmaceutical health care should go. It was a question of getting a deal done that in the short term will be right for consumers, payers, and in the long term right for shareholders.

CBS ANCHOR: How long are negotiations going on and is there a breakup fee on the deal?

THOMAS RYAN: There is a breakup fee on the deal. It is a 3% breakup fee. And Mac and I have been talking about this for, I guess, over a year now off and on, and when you do a deal of this size and combine two organizations of this size, it takes a while to — to put this together. So this has gone on for some time.

CBS ANCHOR: All right. We’re joined by Tom Ryan, CEO of CVS, and Edwin Mac Crawford, the CEO of Caremark, with a deal surprising lot of people. Thank you very much, gentlemen. I know you have a busy day. Thanks a lot.

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Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements about Caremark and CVS. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, “will”, “to be” and any similar expressions and any other statements that are not historical facts, in each case as they relate to Caremark, CVS or the combined company or the transaction, are intended to identify those assertions as forward-looking statements. Such statements include, but are not limited to, statements about the benefits of the merger, information about the combined company, including expected synergies and projected revenues and cash flows, combined operating and financial data, including future financial and operating results, the combined company’s objectives, plans and expectations, the likelihood of satisfaction of certain closing conditions and whether and when the merger will be consummated. These statements are based upon the current beliefs and expectations of management of Caremark and CVS and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. The following factors, among other things, could cause actual results to differ from the forward-looking statements in this document: (1) the companies may be unable to obtain stockholder or regulatory approvals in a timely manner, if at all; (2) the businesses of Caremark and CVS may not be integrated successfully or as quickly as expected; (3) cost savings and any other synergies or cash flows from the merger may not be fully realized or may take longer to realize than expected; (4) the transaction may involve unexpected costs; (5) the businesses and results of operations of Caremark and CVS may suffer as a result of uncertainty surrounding the transaction; and (6) the industry may be subject to future regulatory or legislative action. Other unknown or unpredictable factors also could have material adverse effects on future results, performance or achievements of the two companies. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release. Risk factors affecting the businesses of each of Caremark and CVS are set forth in, and may be accessed through, each company’s filings with the SEC. These and other factors relating to the merger will be available in the joint proxy statement/prospectus to be filed with the SEC.

Important Information for Investors and Stockholders

Caremark and CVS will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Caremark and CVS urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed by either party with the SEC because they will contain important information.

Investors and stockholders will be able to obtain the joint proxy statement / prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by CVS will be available free of charge on the investor relations portion of the CVS website at http://investor.cvs.com. Documents filed with the SEC by Caremark will be available free of charge on the investor relations portion of the Caremark website at www.caremark.com.

Caremark, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in connection with the merger. A description of the interests of Caremark’s directors and executive officers in Caremark is set forth in the proxy statement for Caremark’s 2006 annual meeting of stockholders, which was filed with the SEC on April 7, 2006. CVS, and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of CVS in connection with the merger. A description of the interests of CVS’s directors and executive officers in CVS is set forth in the proxy statement for CVS’s 2006 annual meeting of stockholders, which was filed with the SEC on March 24, 2006.

If and to the extent that any of the Caremark or CVS participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive joint proxy statement/prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Caremark’s and CVS’s directors and executive officers in the merger by reading the definitive joint proxy statement/prospectus when it becomes available.

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